UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OBAGI MEDICAL PRODUCTS, INC.
(Name of Subject Company (Issuer))

ODYSSEUS ACQUISITION CORP.
A Wholly Owned Subsidiary of

VALEANT PHARMACEUTICALS INTERNATIONAL
A Wholly Owned Subsidiary of

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class Of Securities)

67423R108
(CUSIP Number of Class of Securities)

Robert Chai-Onn
Executive Vice President, General Counsel and Corporate Secretary
Valeant Pharmaceuticals International, Inc.
4787 Levy Street
Montreal, Quebec
Canada, H4R 2P9
(949) 461-6000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:
Stephen F. Arcano
Marie L. Gibson
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE
Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A Form or Registration No.: N/A Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Exhibit Index

Exhibit	Description
(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013